                                                    January 31,  2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporate Finance

Re:  Acorda Therapeutics, Inc.
        Form 10-K for the fiscal year ended December 31, 2009
        File No. 000-50513

Dear Mr. Rosenberg:

Acorda Therapeutics, Inc. (“we” or the “Company”) is submitting this letter in response to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission received by teleconference with Sasha Parikh on January 11, 2011.  That teleconference was held to discuss the Company’s letter dated November 9, 2010, submitted in response to the Staff’s teleconference on October 26, 2010, relating to the Company’s 10-K for the fiscal year ended December 31, 2009, and certain of our other reports.

Our understanding of the additional Staff comments, as described to us in the teleconference, is summarized below in italics.  The Company’s response follows below that.

Additional Staff Comments:

We acknowledge your response to our comment 1 and your revised disclosure. You indicate that your identified deliverables have no stand alone value and that you do not have objective and reliable evidence of their fair values. Please clarify for us why there is no stand alone value for the supply agreement and why you cannot determine its fair value. In this regard, although Elan manufactures all supply of Ampyra, please clarify whether Biogen Idec or a contract manufacturer could manufacture Ampyra or whether there are proprietary manufacturing techniques employed by Elan that cannot be employed by others without a license from Elan which is outside of your control. Please explain why a fair value cannot be determined given that many pharmaceuticals are produced by contract manufacturers. Please revise your proposed disclosure to clarify your revenue recognition policy for the supply of product under this agreement.

15 SKYLINE DRIVE	PHONE: (914) 347-4300	EMAIL: ACORDA@ACORDA.COM
HAWTHORNE, NY 10532	FAX: (914) 347-4560	WEBSITE: WWW.ACORDA.COM

Response:

We acknowledge the Staff’s comments and to clarify our response in our letter dated November 9, 2010, and in addition to the information previously supplied in our letter dated August 27, 2010, specific supplemental analysis and application of our revenue recognition policy under ASC 605-25 is described below.

We believe the supply agreement with Biogen Idec is a contingent deliverable at the onset of the arrangement and therefore, is not a deliverable that has to be accounted for at the onset of the arrangement. As we discussed in our previous submission, the principal activities of the supply agreement only come into play upon the achievement of regulatory approval of the product outside of the US.  However, we acknowledge that the proposed footnote disclosures in our previous letter (which listed the supply agreement as one of the deliverables within the arrangement) may not have been clear on that point.  We are proposing to clarify our footnote disclosure on this point as indicated below.

Further, while we determined the supply agreement itself was a contingent deliverable that required no accounting at the onset, we considered whether there were any significant or incremental discounts associated with the supply agreement that should be accounted for, concluding that there were not.  As we noted in our previous letter, in the event Biogen Idec receives regulatory approval for the licensed product outside the U.S., under the supply agreement Biogen Idec effectively steps into Acorda’s shoes and will be required to pay Acorda the same contract price that Acorda will owe to Elan (the manufacturer).  Acorda is effectively a middleman in this arrangement.  There is no additional economic value to Acorda nor will Acorda add value to the manufacture and supply of the product.  Further, the three party consent signed as part of this collaboration1 provides that, if Acorda so consents, Biogen Idec and Elan are permitted to work directly together with respect to operations such as ordering, forecasting, review and acceptance or rejection of product manufactured under the supply agreement.  As noted in the previous letter, Acorda is not in the contract manufacturing business and does not have the right under our agreement with Elan, nor do we have capabilities, to manufacture Ampyra.  In addition, the production of the licensed product is a proprietary technology owned by Elan.  This product cannot be produced by a third party without Elan providing consent to the third party to manufacture and then transferring its manufacturing technology and know-how to enable the third party to manufacture the licensed product.  Therefore, we have determined that the supply of the licensed product to Biogen Idec at Acorda’s cost is reflective of the lack of added value to this process by Acorda and not reflective of a significant and incremental discount on the supply agreement.

1 To provide the consent required by Elan for Acorda to provide the license to Biogen Idec, as well as to address certain other issues between and among the parties, Acorda, Elan and Biogen Idec entered into an agreement entitled Amendment No. 1 Agreement to the license agreement between Elan and Acorda and Consent to Sublicense (the “Consent Agreement”), simultaneously with Acorda and Biogen Idec entering into the license and collaboration agreement and supply agreement.  The Consent Agreement was filed with the SEC in July 2009 along with other agreements that were part of the Acorda-Biogen Idec transaction.

15 SKYLINE DRIVE	PHONE: (914) 347-4300	EMAIL: ACORDA@ACORDA.COM
HAWTHORNE, NY 10532	FAX: (914) 347-4560	WEBSITE: WWW.ACORDA.COM

Because there is no deliverable associated with the supply agreement that has to be accounted for at the onset of the arrangement and we determined there was no significant and incremental discount, we did not attempt to establish whether or not the supply agreement would meet the definition of a separate unit of accounting. Therefore, we did not consider whether the supply agreement had stand alone value nor did we attempt to determine the fair value of the supply agreement. When we drafted our supplemental disclosure in our previous letter and included in our proposed disclosure that “The Company has determined that the identified deliverables would have no value on a standalone basis if they were sold separately by a vendor and the customer could not resell the delivered items on a standalone basis, nor does the Company have objective and reliable evidence of fair value for the deliverables”, we were referring to the non-contingent deliverables which we believed were subject to day one accounting, namely the license and the collaboration to develop and commercialize the product.

We acknowledge your comment with respect to providing disclosure to clarify our revenue recognition policy for the supply of product under the agreement. Specifically with respect to how and when we record revenue for sales of commercial supply to Biogen Idec, we do not believe such disclosure would be warranted at this time. As noted above, there have been no approvals for the licensed product in the territory for which Biogen Idec has rights and thus there has been no supply of product to Biogen Idec manufactured under the supply agreement which remains a contingent deliverable. It is not our accounting policy to describe the revenue recognition associated with contingent deliverables. Further, as noted above, the Consent Agreement provides that, if Acorda so consents, Biogen Idec and Elan are permitted to work directly with respect to operations, such as ordering, forecasting, review and acceptance or rejection of product manufactured under the supply agreement.  We advise the staff that Acorda, Biogen Idec and Elan are currently in discussions on how the operations of the supply agreement will be effectuated, and it is expected that some, if not all, of the purchase and supply of product sold by Biogen Idec in its territory will be handled directly between Biogen Idec and Elan, if and when regulatory approval is ultimately received. As a result, our actual level of involvement in the supply agreement has not yet been resolved and it would be premature to determine our revenue recognition policy prior to these points being finalized.

In response to the Staff’s comment, we propose to expand our disclosure in our Form 10-K for the year ended December 31, 2010 by adding the following underlined language and will include disclosure similar in scope in future filings, where applicable:

    Notes to Consolidated Financial Statements

(8) Biogen Collaboration Agreement

On June 30, 2009, the Company entered into an exclusive collaboration and license agreement with Biogen Idec International GmbH (Biogen Idec) to develop and commercialize Ampyra (known as fampridine outside the U.S.) in markets outside the United States (the “Collaboration Agreement”). Under the Collaboration Agreement, Biogen Idec was granted the exclusive right to commercialize Ampyra and

15 SKYLINE DRIVE	PHONE: (914) 347-4300	EMAIL: ACORDA@ACORDA.COM
HAWTHORNE, NY 10532	FAX: (914) 347-4560	WEBSITE: WWW.ACORDA.COM

other products containing aminopyridines developed under that agreement in all countries outside of the United States, which grant includes a sublicense of the Company’s rights under an existing license agreement between the Company and Elan Pharma International Limited, a subsidiary of Elan Corporation plc (Elan). Biogen Idec will have responsibility for regulatory activities and future clinical development of Ampyra in ex-U.S. markets worldwide. The Company also entered into a related supply agreement with Biogen Idec (the “Supply Agreement”), pursuant to which the Company will supply Biogen Idec with its requirements for the licensed products through the Company’s existing supply agreement with Elan.

Under the Collaboration Agreement, the Company was entitled to an upfront payment of $110.0 million as of June 30, 2009, which was received on July 1, 2009, and will be entitled to receive additional payments of up to approximately $400 million based on the successful achievement of future regulatory and sales milestones. Due to the uncertainty surrounding the achievement of the future regulatory and sales milestones, these payments will not be recognized as revenue unless and until they are earned. The Company is not able to reasonably predict if and when the milestones will be achieved. Under the Collaboration Agreement, Biogen Idec will be required to make double-digit tiered royalty payments to the Company on ex-U.S. sales. In addition, the consideration that Biogen Idec will pay for licensed products under the Supply Agreement will reflect the price owed to the Company’s suppliers under its supply arrangements with Elan or other suppliers for ex-U.S. sales, including manufacturing costs and royalties owed. The Company and Biogen Idec may also carry out future joint development activities regarding licensed product under a cost-sharing arrangement. Under the terms of the Collaboration Agreement, the Company, in part through its participation in joint committees with Biogen Idec, will participate in overseeing the development and commercialization of Ampyra and other licensed products in markets outside the United States pursuant to that agreement. Acorda will continue to develop and commercialize Ampyra independently in the United States.

    As of June 30, 2009, the Company recorded a license receivable and deferred revenue of $110.0 million for the upfront payment due to the Company from Biogen Idec under the Collaboration Agreement. Also, as a result of such payment to Acorda, a payment of $7.7 million became payable by Acorda to Elan and was recorded as a cost of license payable and deferred expense. The payment of $110.0 million was received from Biogen Idec on July 1, 2009 and the payment of $7.7 million was made to Elan on July 7, 2009.

The Company considered the following deliverables with respect to the revenue recognition of the $110.0 million upfront payment:  (1) the license to use the Company’s technology, (2) the Collaboration Agreement to develop and commercialize licensed product in all countries outside the U.S., and (3) the supply agreement. The supply agreement is a contingent deliverable at the onset of the agreement.  The Company has determined that the identified non-contingent deliverables (deliverables 1 and 2 immediately preceding) would have no value on a standalone basis if they were sold separately by a vendor and the customer could not resell the delivered items on a standalone basis, nor does the Company have objective and reliable evidence of fair value for the deliverables. Accordingly, the non-contingent deliverables are treated as one unit of accounting.  As a result, the Company will recognize the non-refundable upfront payment from Biogen Idec as revenue and the associated payment to Elan as expense ratably over the estimated term of regulatory exclusivity for the licensed products under the Collaboration Agreement as we had determined this was the most probable expected benefit period. The Company recognized $7.1 million in license revenue, a portion of the $110.0 million received from Biogen Idec and $495,000 in cost of license revenue, a portion of the $7.7 million paid to Elan during the nine-month period ended September 30, 2010. The Company currently estimates the recognition period to be approximately 12 years from the date of the Collaboration Agreement.

15 SKYLINE DRIVE	PHONE: (914) 347-4300	EMAIL: ACORDA@ACORDA.COM
HAWTHORNE, NY 10532	FAX: (914) 347-4560	WEBSITE: WWW.ACORDA.COM

    We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to make sure we have appropriately addressed any further Staff comments in our filing.  We would very much appreciate the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at 914-347-4300, extension 119.

                                                 Sincerely,

                                                /s/ David Lawrence
                                                 David Lawrence
                                                 Chief Financial Officer

15 SKYLINE DRIVE	PHONE: (914) 347-4300	EMAIL: ACORDA@ACORDA.COM
HAWTHORNE, NY 10532	FAX: (914) 347-4560	WEBSITE: WWW.ACORDA.COM